UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check One)
☐ Form 10-K      ☐  Form 20-F      ☐  Form 11-K     ☒  Form 10-Q      ☐  Form 10-D     ☐  Form N-SAR      ☐  Form N-CSR

For Period Ended:  September 30, 2008
☐ Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I – REGISTRANT INFORMATION

The Amacore Group, Inc.

Full Name of Registrant

Eye Care International, Inc.

Former Name if Applicable

1211 N. Westshore Blvd., Suite 512

Address of Principal Executive Office (Street and Number)

Tampa, FL 33607

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and

☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

Due to changes among the Registrant’s executive officers and Board of Directors in August 2008 and the dismissal of the Registrant’s former independent auditor and engagement of a new independent auditor in October 2008, the process of compiling and disseminating the information required to be included in the Form 10-Q for the relevant fiscal quarter, as well as the completion of the required review of the Registrant’s financial information, could not be completed without incurring undue hardship and expense.  The Registrant will not be able to file the Form 10-Q on or before the fifth calendar day following the prescribed due date as the Registrant had originally anticipated.  The Registrant intends to file its Quarterly Report on Form 10-Q as soon as reasonably practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay Shafer	813	289-5552
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     Yes   ☒       No    ☐
  ________________________________________________________________________________________________

(3)
 Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  Yes   ☒       No    ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the  reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that there will be a significant change in the results of operations from the three and nine months ended September 30, 2007 to the three and nine months ended September 30, 2008. In particular, for the three and nine months ended September 30, 2008, the Registrant anticipates that its revenues will be approximately $8,800,000 and $22,300,000, respectively, gross profit will be approximately $2,400,000 and $7,100,000, respectively, operating expenses will be approximately $9,380,000 and $20,700,000, respectively, (including approximately $770,000 and $1,900,000 of stock and warrant compensation, respectively), operating loss will be approximately $6,900,000 and $13,500,000, respectively, and net loss available to common shareholders will be approximately $8,080,000 and $15,900,000, respectively, largely as a result of an selling and marketing expenses and stock and warrant compensation recognized under various consulting agreements, all of which increased significantly when compared to the Registrant’s results for three and nine months ended September 30, 2007. The Registrant cautions that the foregoing are forward looking statements and represent only Registrant’s present expectations with respect to its results of operations. The Registrant is still in the process of preparing its financial statements for the three and nine months ended September 30, 2008 and the final results of operations could differ from those described above and such differences could be material.

The Amacorp Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 19, 2008	By: /s/ Jay Shafer
Jay Shafer, President and Chief Executive Officer